UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 333-298599

CADELER PLC
(Translation of registrant's name into English)

Avocet Court
8 Central Avenue
St. Andrews Business Park
Norwich, Norfolk NR7 0HR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Cadeler plc publishes a notice of compulsory acquisition of the shares in Cadeler A/S held by remaining minority shareholders
9 November 2026 – Cadeler plc hereby announces that it has decided to exercise its rights under sections 70 and 72 of the Danish Companies Act to initiate and complete a compulsory acquisition of the shares in Cadeler A/S held by remaining minority shareholders (the “Compulsory Acquisition”) in connection with the redomiciliation of the Cadeler group’s parent company from Denmark to the United Kingdom (the “Redomiciliation”).
Reference is made to the stock exchange announcements published by Cadeler A/S on 21 September 2026, 2 November 2026 and 5 November 2026 regarding the voluntary share exchange offer made by Cadeler plc to all holders of shares (including shares represented by American Depositary Shares (ADSs), each representing four (4) shares in Cadeler A/S) in Cadeler A/S to exchange each share in Cadeler A/S for one (1) share in Cadeler plc, each with a nominal value of USD 1.00 (the “Offer”) and the section titled “Squeeze-out”, in which Cadeler plc informed the shareholders of Cadeler A/S about the contemplated compulsory acquisition following completion of the Offer.
Cadeler plc holds shares representing more than 90 per cent of the total number and of the aggregate voting power of the outstanding shares in Cadeler A/S following settlement of the Offer. On this basis, Cadeler plc is entitled to, and has resolved to, exercise its right to complete the Compulsory Acquisition of the shares held by the remaining minority shareholders of Cadeler A/S in accordance with sections 70 and 72 of the Danish Companies Act.
Accordingly, all remaining minority shareholders of Cadeler A/S are pursuant to the attached statutory notice for the Compulsory Acquisition (the “Statutory Notice”) formally requested by Cadeler plc to transfer their shares in Cadeler A/S to Cadeler plc within a period of four (4) weeks expiring on 7 December 2026 at 23:59 (CET) (the “Compulsory Acquisition Period”) at a price of NOK 58.42 per share in Cadeler A/S of a nominal value of DKK 1.00, as determined by Cadeler plc in accordance with the Danish Companies Act, being the volume-weighted average price (VWAP) of the Cadeler A/S shares on the Oslo Stock Exchange (OSE) over the 30 trading days immediately preceding the initiation of the Offer (the “Redemption Price”), subject to the terms and conditions of the Statutory Notice.
Shareholders in Cadeler A/S are informed that, after expiry of the Compulsory Acquisition Period, Cadeler plc will, against payment of the aggregate Redemption Price, compulsorily acquire the shares in Cadeler A/S held by the minority shareholders who have not voluntarily transferred their shares to Cadeler plc prior to the expiry of the Compulsory Acquisition Period, and consequently become the sole holder of all issued and outstanding shares in Cadeler A/S.
The Statutory Notice will be published in the IT systems of the Danish Business Authority, distributed to the shareholders of Cadeler A/S who have elected to receive electronic notices of general meetings through the share registry, and made available on the website of Cadeler A/S with an acceptance form.
With reference to the stock exchange announcements made by Cadeler A/S on 5 November 2026, shareholders of Cadeler A/S are also reminded that the Oslo Stock Exchange and the New York Stock Exchange have suspended trading of the shares (and, as applicable, the shares represented by American Depositary Shares) of Cadeler A/S with effect from 5 November 2026.
DNB Carnegie, part of DNB Bank ASA, is acting as settlement agent in connection with the Compulsory Acquisition and Computershare Inc. is acting as exchange agent and Georgeson LLC is acting as information agent in the United States to Cadeler ADS holders.

For further information, please contact:

Cadeler Press Office
press@cadeler.com
Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com
Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com
About Cadeler
Cadeler plc (Cadeler) is a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on both the New York Stock Exchange and the Oslo Stock Exchange, under the ticker “CDLR”. For more information, please visit www.cadeler.com.
Important notice
The Compulsory Acquisition and the terms and conditions of the Compulsory Acquisition are governed by Danish law and carried out in conformity with the requirements of Danish law. The Compulsory Acquisition is not subject to Norwegian law.
The notice for the Compulsory Acquisition has not been and will not be reviewed or approved by the Norwegian FSA, the Danish FSA, the U.S. Securities and Exchange Commission, the Oslo Stock Exchange, the New York Stock Exchange or any other regulatory authority or stock exchange.
The notice for the Compulsory Acquisition and the distribution of this announcement and other information in connection with the Compulsory Acquisition may be restricted by law in certain jurisdictions. Cadeler plc and Cadeler A/S do not assume any responsibility in the event there is a violation by any person of such restrictions. Persons into whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions.
Forward-looking statements
This communication includes forward-looking statements with respect to the Redomiciliation and the Compulsory Acquisition, including statements regarding the anticipated timing of the Compulsory Acquisition. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Cadeler plc and its management, and Cadeler and its management, as the case may be, are subject to risks, uncertainties, and other factors that could cause the actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Cadeler plc nor Cadeler undertakes any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

NOTICE OF COMPULSORY ACQUISITION TO THE SHAREHOLDERS OF CADELER A/S (COMPANY NO. (CVR) 31 18 05 03) PURSUANT TO SECTIONS 70 AND 72 OF THE DANISH COMPANIES ACT

1INTRODUCTION

Cadeler plc, company no. 16337636, holds more than 90 per cent of the total share capital and voting rights in Cadeler A/S, with company no. 31 18 05 03 and registered address at Kalvebod Brygge 43, 1560 København V, Denmark.
On this basis, Cadeler plc has resolved to exercise its right to initiate and complete a compulsory acquisition of the shares held by the remaining minority shareholders of Cadeler A/S in accordance with sections 70 and 72 of the Danish Companies Act (Consolidated Act no. 331 of 20 March 2025, as amended) (the “Compulsory Acquisition”).
Consequently, all remaining minority shareholders of Cadeler A/S are hereby formally requested to transfer their shares in Cadeler A/S to Cadeler plc within a period of four (4) weeks expiring on 7 December 2026 at 23:59 (CET) (the “Compulsory Acquisition Period”).
The Compulsory Acquisition is governed by Danish law and subject to the exclusive jurisdiction of the Danish courts.
Additional information about the Compulsory Acquisition is provided below.

2BACKGROUND

In connection with the voluntary share-for-share exchange offer made by Cadeler plc to all holders of shares (including shares represented by American Depositary Shares (each representing four (4) shares in Cadeler A/S)) in Cadeler A/S, announced on 21 September 2026, which expired (following extension) on 28 October 2026, with final results being announced on 2 November 2026 (the “Offer”), Cadeler plc acquired 355,404,839 shares in Cadeler A/S, which brought Cadeler plc’s total holding to 355,404,839 shares of nominally DKK 1.00 each in Cadeler A/S, corresponding to 92.06 per cent of the total share capital and voting rights in Cadeler A/S.
As Cadeler plc now holds more than 90 per cent of the total share capital and voting rights in Cadeler A/S, Cadeler plc is entitled to complete a compulsory acquisition of the shares owned by the remaining minority shareholders of Cadeler A/S in accordance with sections 70 and 72 of the Danish Companies Act.
Reference is also made to section 17.3.11 (Squeeze-out) of the prospectus for the Offer and the announcement made on 2 November 2026 regarding final results of the Offer, in both of which Cadeler plc informed the shareholders of Cadeler A/S of the potential compulsory acquisition of the remaining shares in Cadeler A/S following the completion of the Offer.

3PRICE

Cadeler plc’s Compulsory Acquisition of Cadeler A/S’s remaining shares will be conducted at a price of NOK 58.42 per share in Cadeler A/S (the “Redemption Price”), each such share having a nominal value of DKK 1.00.
The Redemption Price will be paid in cash. This applies irrespective of whether any Cadeler A/S shareholder transfers its Cadeler A/S shares to Cadeler plc prior to the expiry of the Compulsory Acquisition Period as described in section 4 below or whether such Cadeler A/S shares are compulsorily acquired by Cadeler plc following expiry of the Compulsory Acquisition Period as described in section 5 below.
The Redemption Price corresponds to the cash equivalent of the consideration offered per Cadeler A/S share pursuant to the Offer. The cash equivalent is determined based on the value of the shares of Cadeler A/S at the time of the announcement of the Offer and is calculated based on the volume-weighted average price (“VWAP”) of the Cadeler A/S shares on the Oslo Stock Exchange (“OSE”) over the 30 trading days immediately preceding the initiation of the Offer.
It is noted that, on 22 September 2026, Cadeler A/S’ CEO and CFO received settlement for RSUs that vested in connection with the announcement of the Exchange Offer, settled partly in shares and partly in cash. The cash portion of the settlement was settled at a price corresponding to NOK 58.4192 per share in Cadeler A/S, based on the VWAP of the Cadeler A/S shares on the OSE over the 30 trading days immediately preceding the initiation of the Offer in accordance with the terms of the RSU program.
In the event that a minority shareholder does not agree with the Redemption Price, such shareholder may request that the Redemption Price be determined by an expert appointed by the court for the district in which the registered office of Cadeler A/S is situated in accordance with section 70(2) of the Danish Companies Act. The expert must determine the Redemption Price in accordance with section 67(3) of the Danish Companies Act. The expert's valuation may be brought before the courts no later than three (3) months after receipt of the expert's valuation.
It is, however, noted that under section 70(4) of the Danish Companies Act, where the redemption is carried out in connection with a voluntary offer, the price will be deemed to be reasonable in any case if the offeror has acquired no less than 90 per cent of the voting capital covered by the offer.
Where the expert's valuation pursuant to section 67(3) of the Danish Companies Act results in a redemption price that is higher than the Redemption Price offered by Cadeler plc, such higher price will also apply to the other Cadeler A/S shareholders whose shares were redeemed and who did not request an assessment.
Expenses relating to the expert's assessment must be paid by the minority shareholder who requested such assessment. However, the court may order Cadeler plc to pay the expenses in full or in part where the assessment results in a redemption price that is higher than the Redemption Price offered by Cadeler plc under the Compulsory Acquisition.

4INFORMATION ON ACCEPTANCE AND SETTLEMENT

Cadeler A/S shareholders choosing to accept the Compulsory Acquisition and transfer their Cadeler A/S shares may do so by completing, executing and submitting the enclosed acceptance form (the “Acceptance Form”) electronically via DNB’s website at www.dnb.no/emisjoner, by e-mail, by regular mail or by hand delivery using the details below. Electronic acceptance is available only to Norwegian private individuals with BankID. The Acceptance Form must be completed, executed and received by DNB for each VPS account by 23:59 (CET) on 7 December 2026, being the expiry of the Compulsory Acquisition Period:
DNB Carnegie, Issuer Services, part of DNB Bank ASA
P.O. Box 1600 Sentrum
N-0021 Oslo
Norway
(“DNB”)

For hand delivery: Dronning Eufemias gate 30, 0191 Oslo, Norway

E-mail: retail@dnb.no

Any Cadeler A/S shareholder whose shares are registered in the name of a custodian, broker, dealer, bank, trust company or other nominee must contact such person or institution if such Cadeler A/S shareholder wants to accept the Compulsory Acquisition with respect to their shares. Acceptance of the Compulsory Acquisition for shares registered in the name of an investment manager must be done by the manager on behalf of the Cadeler A/S shareholder.
Settlement (receipt of cash payment against transfer of ownership of shares) will take place after expiry of the Compulsory Acquisition Period, and is expected to take place on or around 10 December 2026.
Cadeler plc reserves the right to reject any acceptance of the Compulsory Acquisition which is not in proper form or which may be unlawful. Cadeler plc reserves the right, but shall in no event be obliged, to accept any Acceptance Form delivered or received after the expiry of the Compulsory Acquisition Period and to treat an acceptance as valid although the Acceptance Form has not been properly completed, is not accompanied by evidence of authority or is received at a place other than as set out above.
All shares in Cadeler A/S transferred to Cadeler plc in accordance with this notice must be free from any charges, liens, encumbrances and other third-party rights of any kind.

5WHAT IS THE PROCESS FOR SHAREHOLDERS WHO DO NOT TRANSFER THEIR SHARES?

After expiry of the Compulsory Acquisition Period, Cadeler plc will, against payment of the Redemption Price per share, compulsorily purchase the shares in Cadeler A/S held by the minority shareholders who have not voluntarily transferred their shares to Cadeler plc prior to the expiry of the Compulsory Acquisition Period (see section 4 above). Payment of the aggregate Redemption Price will take place through Verdipapirsentralen ASA (Euronext Securities Oslo) (“VPS”), and in exchange for such aggregate Redemption Price, ownership of the shares in Cadeler A/S held by the minority shareholders who have not transferred their shares in Cadeler A/S will be transferred to Cadeler plc.
After the expiry of the Compulsory Acquisition Period, Cadeler plc will thus be registered as the holder of all outstanding shares in Cadeler A/S in accordance with section 72(1) and (2) of the Danish Companies Act, and the share register will be updated to reflect that Cadeler plc is the holder of all shares in Cadeler A/S.
In addition, Cadeler plc will, in accordance with section 72(3) of the Danish Companies Act, publish a new notice through the Danish Business Authority's IT system to inform the minority shareholders that their right to request that the Redemption Price be determined by an expert will lapse at the expiration of a three (3)-month period commencing from publication of such notice. It is, however, noted that under section 70(4) of the Danish Companies Act, where the redemption is carried out in connection with a voluntary offer, the price will be deemed to be reasonable in any case if the offeror has acquired no less than 90 per cent of the voting capital covered by the offer.

6VERSIONS

This notice has been prepared in Danish and English.

9 November 2026

Cadeler plc

DISCLAIMER
The Compulsory Acquisition is not being made, and any transfer of Cadeler A/S shares will not be accepted from or on behalf of persons in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities laws or other regulations of such jurisdictions, or which would result in a breach of any economic or financial sanctions or similar restrictive measures (the “Restricted Jurisdictions”). Notwithstanding anything to the contrary in this notice, no action will be taken in connection with the Compulsory Acquisition in breach of any applicable economic or financial sanctions or similar restrictive measures. To the extent that any Cadeler A/S shares are owned or held by or on behalf of any person subject to such sanctions or restrictive measures, the compensation payable in respect of those shares will instead be deposited in accordance with applicable law and will not be paid out to or for the benefit of that person while such payment is prohibited. Persons obtaining this notice and/or into whose possession this notice comes are required to take due note of and observe all such restrictions and obtain any necessary authorisations, approvals, or consents. Neither Cadeler plc nor Cadeler

A/S nor any of their respective advisers assume any responsibility or liability for any violation by any person of any such restrictions. Any person (including, without limitation, custodians, nominees, and trustees) who intends to forward this notice to any jurisdiction outside Norway or Denmark should inform themselves of the laws of the relevant jurisdiction before taking any action. The distribution of this notice in jurisdictions other than Norway or Denmark may be restricted by law and, therefore, persons who come into possession of this notice should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws and regulations of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2026            CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer